EXHIBIT 99.1

Changes in TDC's Executive Committee

Koebenhavn C, Denmark, June 18, 2003 (PRIMEZONE) -- TDC (NYSE:TLD) notifies that James N. Wilson resigns from his position as member of TDC's Executive Committee to enjoy his retirement.Kenneth Raley will join TDC as Senior Executive Vice President, Business Development and member of TDC's Executive Committee on July 1st 2003.

Kenneth Raley has worked for SBC over 25 years, his most recent position was Chief Technical Officer in Telkom South Africa, a subsidiary of International Business Operations, SBC Corporation.

TDC is a Danish-based provider of communications solutions withsignificant presence in selected markets in Northern and CentralEurope. TDC is organized as six main business lines; TDC Solutions,TDC Mobile International, TDC Cable TV, TDC Directories, TDC Servicesand TDC Switzerland. TDC was privatized in 1994. Today, SBCCommunications owns 41.6% of the shares, with the remainder held byindividual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

CONTACT:  TDC A/S
          Investor Relations:
          +45 3343 7680
          www.tdc.com